SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st August, 2005, for the month of July, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

21.07.05 11:35 Market=OB TEL DIGI RELEASE TODAY other announcements
Telenor’s subsidiary in Malaysia, Digi.Com, has reported their second quarter 2005 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill.are as follows:
- Revenues: 1,161
- EBITDA: 499
- EBIT: 246
Total number of subscribers: 3.765 million
29.07.05 09:52 Marked=OB TEL CAPITAL REDUCTION firmaattest
In accordance with the resolution from the Annual General Meeting 20 May 2005, Telenor has today reduced the share capital with a total of NOK 263,186,550. This is done by cancelling 20,191,700 own shares and by redeeming 23,672,725 shares held by the Kingdom of Norway through the Ministry of Trade and Industry. The share capital subsequent to the capital reduction is NOK 10,239,421,758 divided into 1,706,570,293 shares, each with a par value of NOK 6.

Oslo Stock Exchange has received updated Certificate of Registration.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/
	Name:	Torstein Moland
	Title:	CFO

Date: 1st August, 2005